Exhibit 99.1

November 12, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary Atrium European Real Estate Limited for the Third Quarter of 2015

Below please find an announcement from Atrium European Real Estate Limited (a company in which Gazit-Globe Ltd. holds approximately 55% of its outstanding shares), which is publicly-traded on the Vienna Stock Exchange in Austria and on the Euronext Stock Exchange in Amsterdam, Holland (dual listed) regarding its financial results for the third quarter of 2015, as published on November 12, 2015.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Atrium European Real Estate Limited

(“Atrium”)

THIRD QUARTER 2015 RESULTS SHOW CONTINUED UNDERLYING PERFORMANCE IN CORE MARKETS

Ad hoc announcement - Jersey, 12 November 2015. Atrium European Real Estate Limited (VSE/ Euronext: ATRS) (the “Company” and together with its subsidiaries, the “Group”), a leading owner, operator and developer of shopping centres and retail real estate in Central and Eastern Europe, announces its interim results for the third quarter and nine months ended 30 September 2015.

Highlights:

•	Gross rental income (“GRI”) of €155.0m (9M 2014: €160.2m), with an EPRA like-for-like GRI of €129.3m (9M 2014: €144.0m).

•	Net rental income (“NRI”) of €147.4m (9M 2014: €153.4m), with an EPRA like-for-like NRI of €124.1m (9M 2014: €141.1m):

•	excluding Russia, the Group’s NRI increased by 7.0% and like-for-like EPRA NRI was flat; and

•	the main driver behind the decrease in income was the tactical rental discounts provided to tenants in the Group’s Russian portfolio in an effort to protect occupancy levels, as the economic situation in Russia remains challenging.

•	The operating margin in our core markets of Poland, Czech Republic and Slovakia remained strong at 97.7%, while the Group operating margin fell only slightly from 95.8% to 95.1% despite the adverse performance in Russia.

•	EPRA occupancy rates as at 30 September 2015 decreased marginally to 96.3% (31 December 2014: 97.4%). Russian occupancy remained high at 95.1%, as a result of the tactical rental discounts referred to above.

•	EBITDA, excluding revaluation and disposals, decreased by 7.8% to €122.0m (9M 2014: €132.2m).

•	In the first nine months of 2015, our Russian portfolio (including land and development) was devalued by €96m. In contrast, in our other markets we benefitted from a revaluation of €28m resulting from yield compression.

•	Profit after taxation was €18.0m compared to €58.5m for the same period in 2014 mainly as a result of:

•	an €8.2m increase in NRI from our core markets offset by a €13.8m decline in Russian NRI;

•	an €8.2m increase in administrative expenses (mainly legacy legal costs);

•	a €10.6m charge from the strategic disposal of non-core assets in the Czech Republic, due to a reclassification of a currency translations reserve which had no net impact on the Group’s equity;

•	a further devaluation of €27.5m across the whole portfolio versus last year;

•	a €27.3m increase in finance expenses (largely due to bond buyback costs, the early repayment of a bank loan in Poland, higher interest expenses due to the bond issuance and foreign exchange differences); and

•	the above items were partially offset by €4.1m of profit generated from the 75% share in the Arkády Pankrác shopping centre in Prague and a higher deferred tax credit of €35.5 million, mainly related to the release of deferred tax liabilities on certain Polish assets following a Polish holdings restructuring.

•	Company adjusted EPRA earnings per share decreased by 12.1% to 24.7 €cents (9M 2014: 28.1 €cents).

•	The strategic disposal of a further five non-core assets in the Czech Republic, following which total 77 non-core assets have been sold for a total consideration of €83 million YTD, resulting in the Group’s portfolio now consisting of 77 properties with a total value of €2.7bn.

•	Total assets of €3,319.9m with a cash position of €245.6m (31 December 2014: €425.2m) and borrowings of €1,013.1m as at 30 September 2015 (31 December 2014: €1,068.1m), representing a gross and net LTV of 33.6% and 25.5% respectively. Unencumbered borrowings were 83.9% as at 30 September 2015 (31 December 2014 64.9%).

•	EPRA net asset value (“NAV”) per ordinary share decreased slightly to €5.80 (31 December 2014: €6.08) after first, second and third quarter dividend distributions of €0.0675 per share.

•	A fourth quarter dividend of €0.0675 per share is due to be paid as a capital repayment on 29 December 2015 to shareholders on the register at 22 December 2015, with an ex-dividend date of 21 December 2015.

•	At its meeting on 11 November 2015, the Company’s Board of Directors approved a consistent annual dividend of €0.27 per share for 2016 which will be paid in equal quarterly instalments commencing at the end of March 2016 (subject to any legal and regulatory requirements and restrictions of commercial viability).

Operational highlights during and after the period:

Investment properties

•	Completed the strategic sales of two portfolios of non-core retail assets in the Czech Republic, one comprising 72 assets and the second of five assets, which were sold for a consideration of €69m and €14m in January and October 2015, respectively.

•	Completed the acquisition of a 75% interest in the Arkády Pankrác shopping centre in Prague in June, for a consideration of €162m.

•	Opened the 17,300 sqm extension of the Atrium Copernicus shopping centre in Torun, Poland in March 2015.

Financing transactions

•	In May 2015, successfully issued €150m 3.625% notes due in October 2022, which have been consolidated and form a single series with the €350m 3.625% bond due in October 2022 (issued in October 2014). The issue price was 106.395%, reflecting a yield of 2.9%. The cash proceeds amounted to €159.6m.

•	Completed a voluntary repayment of a bank loan from Berlin-Hannoversche Hypoteken AG in Poland for a total amount of €105.3m (including fees) in May 2015.

•	Repurchased bonds issued in 2005 and due in 2017, with a nominal value of €81 million.

•	In October 2015, signed a new five-year unsecured revolving credit facility for a total of €125 million, which comprises €100 million of new credit and an existing €25 million facility which has been extended.

Commenting on the results, Josip Kardun, Group CEO, said: “The optimisation of the Group’s portfolio remains our firm priority and we have continued to work hard towards this goal through the acquisition of a prime asset - Arkády Pankrác shopping centre in Prague, the strategic disposal of non-core assets, maintaining occupancy in Russia and our key development project at Atrium Promenada in Warsaw. In addition, we focused on our strategy of building a stronger and more efficient capital structure for the Group as well as significantly improved liquidity.”

This announcement is a summary of, and should be read in conjunction with the full version of the Group’s Q3 2015 results, which can be found on the Atrium page of the Vienna Börse website at http://en.wienerborse.at/ and on the Group’s page of the Euronext Amsterdam website, www.euronext.com or on the Group’s website at www.aere.com.

Further information can be found on Atrium’s website www.aere.com or from:

Analysts:

Ljudmila Popova	lpopova@aere.com

Press & Shareholders:

FTI Consulting Inc	+44 (0)20 3727 1000
Richard Sunderland
Claire Turvey
Ellie Sweeney atrium@fticonsulting.com

Atrium is established as a closed-end investment company incorporated and domiciled in Jersey and regulated by the Jersey Financial Services Authority as a certified Jersey listed fund, and is listed on both the Vienna Stock Exchange and the NYSE Euronext Amsterdam Stock Exchange. Appropriate professional advice should be sought in the case of any uncertainty as to the scope of the regulatory requirements that apply by reason of the above regulation and listings. All investments are subject to risk. Past performance is no guarantee of future returns. The value of investments may fluctuate. Results achieved in the past are no guarantee of future results.